Mail Stop 3561
      August 5, 2005

Jonathan Lei
President
Roaming Messenger, Inc.
50 Castilian Drive, Suite A
Santa Barbara, CA 93117

      Re:	Roaming Messenger, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed July 22, 2005
		File No. 333-124600

Dear Mr. Lei:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7
1. We note your response to comment 4 in our letter dated July 12, 2005. Please confirm in your response you do not ask customers to pay a one-time license fee upon activation for Roaming Messenger Communication, as disclosed on page 15 of the Business section.
If
this disclosure is not an accurate description of this revenue source, tell us the nature of the transaction, your present accounting policy and the supporting accounting guidance. If you do ask customers to pay a one-time license fee upon activation for Roaming Messenger Communication, please tell us your present accounting treatment. Please note the staff has historically objected to up-front revenue recognition even with an accrual of the related costs.
Also confirm to us that end users of Warp 9 ICS services do not have the option nor do they take possession of your software in any web hosting arrangements. See EITF No. 00-3. If end users do not take possession of your software, please tell us if you account for the up-front customization or enhancement services and monthly service fees in accordance with EITF No. 00-21. In your response include an evaluation of all deliverables in the arrangement to determine the separate units of accounting or, alternatively, tell us the applicable accounting guidance. See paragraph 9 of EITF No. 00-21.
If end users do take possession of your software please tell us if your accounting policy is in accordance with SOP 97-2. Please revise your current revenue disclosures for Roaming Messenger Communication and Warp 9 ICS to reflect the substance of these transactions and your present accounting policies.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott


Anderegg, Staff Attorney, at (202) 551-3342 or David Mittelman,
Legal
Branch Chief at (202) 551-3241 me at (202) 551-3720 with any other questions.




      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc:  Gregory Sichenzia, Esq.
      Sichenzia Ross Friedman Ference LLP
      Via Fax (212) 930-9725





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Jonathan Lei
Roaming Messenger, Inc.
August 5, 2005
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